CARTESIAN GROWTH CORPORATION

505 Fifth Avenue, 15th Floor

New York, New York 10017

May 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Cartesian Growth Corporation II

Registration Statement on Form S-1

File No. 333-261866

Dear Ms. Brown:

Cartesian Growth Corporation II (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-261866), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, May 5, 2022, or as soon thereafter as possible.

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Sincerely,

CARTESIAN GROWTH CORPORATION II

By:	/s/ Beth Michelson
	Name:	Beth Michelson
	Title:	Chief Financial Officer

[Signature Page to Acceleration Request]